Mail Stop 3010

February 18, 2010

VIA U.S. MAIL AND FAX (718) 935-0378

Mr. Lloyd J. Shulman
Chief Executive Officer
J.W. Mays, Inc.
9 Bond Street
Brooklyn, NY 11201-5805

> **Re: J.W. Mays, Inc.**
> **Form 10-K for the fiscal year ended July 31, 2009**
> **Filed October 8, 2009**
> **File No. 001-3647**

Dear Mr. Shulman:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanations as to why our comments are inapplicable. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 31, 2009

Consolidated Statements of Income and Retained Earnings, page 6

1. We note that during the 2007 fiscal year, you recognized a gain of $4.3 million on the sale of a property in Brooklyn, NY, and we also note that you continue to operate the building under a lease with the current landlord. Please tell us how you determined it was appropriate to recognize the entire gain during 2007, given your continuing involvement in the property.

2. If you determine that your recognition of the gain on the sale of the property in Brooklyn, NY, during 2007 was appropriate, please tell us how you determined it was appropriate to recognize the gain as revenue. Additionally, please tell us why

the results of operations for this property during 2007 are not classified as discontinued operations.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief